UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31992 / February 10, 2016

In the Matter of

LEANING PINE II, L.L.C.

315 E. Commerce Street, Suite 300
San Antonio, TX 78205

(File No. 812-14473)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 AND
ALL RULES AND REGULATIONS THEREUNDER

Leaning Pine II, L.L.C. ("Applicant") filed an application on May 26, 2015, and amendments to
the application on October 22, 2015 and January 13, 2016, requesting an order under section 6(c)
of the Investment Company Act of 1940 (the "Act") for an exemption from all provisions of the
Act and all rules and regulations thereunder, as Applicant is essentially a closely-held private
investment company formed for a limited purpose.

On January 15, 2016, a notice of the filing of the application was issued (Investment Company
Act Release No. 31959). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Applicant (File No. 812-14473) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary